Exhibit 10.14
November 1, 2022
Gina Boswell
Via E-mail

Dear Gina,
On behalf of Bath & Body Works, Inc. (“BBW” or the “Company”), I am pleased to extend you an offer to join the Company as Chief Executive Officer based on the terms and conditions set forth below in this offer letter (this “Letter”).

Position and Duties:	Chief Executive Officer, reporting directly to the Company’s Board of Directors (the “Board”). On the start date, you will be appointed as a member of the Board and thereafter, while serving as Chief Executive Officer, the Board will nominate you for election to the Board. Upon your cessation of employment with the Company, your service on the Board will cease and you will resign from any and all positions with the Company and its affiliates.
Start Date:	December 1, 2022
Location:	You will be based in the Company’s offices in Columbus, Ohio, subject to reasonable business travel from time to time.
Annual Base Salary:	$1,500,000
Annual Incentive Compensation:
Beginning with the 2023 fiscal year (commencing January 29, 2023), you will be eligible to participate in the Company’s Incentive Compensation (cash bonus) program under the 2015 Cash Incentive Compensation Performance Plan, as it may be amended from time to time, or any successor plan (the “IC Plan”). Your target annual incentive opportunity under the IC Plan will be 190% of your annual base salary. With respect to the 2022 fiscal year (ending January 28, 2023), you will be eligible for a fall season award under the IC Plan, with the actual amount to be prorated based on the portion of such six-month period that you are employed with the Company commencing on your start date.
Participation in the IC Plan does not guarantee or give rise to a legitimate expectation of any entitlement to a payout. All payments under the IC Plan will be determined by the Board or the Human Capital and Compensation Committee of the Board (the “Committee”) in its sole discretion and are based on BBW profit results. In calculating your earned annual incentive compensation, if any, pursuant to the IC Plan, the year is currently divided into two seasons, with 40% of your annual incentive compensation, if any, earned and paid with respect to the spring season and 60% of your annual incentive compensation, if any, earned and paid with respect to the fall season. Any payouts made to you under the IC Plan will be payable in accordance with the Company’s customary practices and the terms of the IC Plan.

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Annual Equity Awards:
Beginning with the 2023 fiscal year, you will be eligible to participate in the Company’s 2020 Stock Option and Performance Incentive Plan, as it may be amended from time to time, or any successor plan (the “Plan”). Your annual target equity award opportunity will have a grant date fair value of $7,500,000 (determined in the same manner as applies to the Company’s other executive officers). The terms and conditions of any equity-based awards, including the grant date, types of award(s), exercise price (if any), vesting schedules and applicable performance metrics, will be determined by the Committee in its sole discretion and will be set forth in the applicable award agreements and subject to the terms of the Plan; provided that the terms and conditions of your awards with respect to the types of award(s), allocation among award types, exercise price (if any), vesting schedules, applicable performance metrics and treatment upon termination of employment will be no less favorable to you than annual awards granted to the Company’s other executive officers in the same year (and will not supersede in any adverse manner the treatment of equity awards upon termination of employment as provided under the Executive Severance Agreement attached hereto, except as may be specifically agreed by you in an applicable award agreement). Your annual equity awards will be granted at the same time as annual equity awards are granted to the Company’s other executive officers.

Sign-On RSUs:	On or as soon as reasonably practicable following your start date, you will be granted a one-time award of restricted stock units with a grant date fair value of $4,000,000 (the “Sign-On RSUs”). The number of shares of BBW common stock subject to the Sign-On RSUs will be determined by dividing $4,000,000 by the closing price of a share of BBW common stock on the date of grant. The Sign-On RSUs will vest 30% on the first anniversary of the award grant date, 30% on the second anniversary of the award grant date, and 40% on the third anniversary of the award grant date, subject to your continued employment through each applicable anniversary, and will be settled in shares of BBW common stock as soon as reasonably practicable following the vesting date. The other terms and conditions of the Sign-On RSUs will be set forth in the applicable award agreement and subject to the terms of the Plan.
Sign-On Bonus:	You will receive a one-time cash sign-on bonus in the amount of $1,500,000 (the “Sign-On Bonus”), which will be paid in a single lump sum within two weeks of your start date. To be eligible to receive the Sign-On Bonus, you agree and acknowledge that if you resign your employment with the Company without Good Reason or your employment is terminated by the Company for Cause (as those terms are defined in the Executive Severance Agreement), in either case on or prior to the first anniversary of your start date, you will be obligated to repay the entire amount of the Sign-On Bonus (less the taxes previously required to be withheld by the Company) within fifteen days of your date of termination.
Relocation Benefits:	You agree that you will relocate to Columbus, Ohio no later than March 31, 2023. Until your relocation is complete, the Company will provide you with temporary housing in the greater Columbus area and round-trip commercial airfare from the Palm Beach area to Columbus up to four times per month, and you will be eligible to receive relocation assistance in accordance with the provisions of the Company’s relocation policy. To receive the relocation assistance and benefits described in this paragraph, you must agree to the Company’s Relocation Policy, which provides that if you voluntarily resign or you are terminated for Cause prior to the first anniversary of your start date, you will reimburse the Company for all costs related to your relocation, and if said resignation or termination occurs after the first anniversary of your start date but prior to the second anniversary, you will reimburse the Company for an amount equal to one-half of all costs related to your relocation.

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Benefits:	We offer a comprehensive benefits program that is very competitive within the retail industry. During your employment, you will be eligible to participate in any health, welfare and retirement benefit programs adopted and maintained by the Company for its employees, subject to the terms and limitations of the applicable plan and the Company’s ability, in its sole discretion, at any time and from time to time, to change or terminate any of its employee benefit plans, programs or policies. More information will be provided to you prior to your start date.
Severance:	Upon your start date, you and the Company will enter into an Executive Severance Agreement in the form attached hereto as Exhibit I.
Restrictive Covenants:	This Letter is based on your representation that you are under no legal or other impediment to accepting our offer and performing the anticipated services or carrying out your responsibilities for the Company, and is subject to your execution of the Confidentiality, Non-Competition and Intellectual Property Agreement, attached hereto as Annex A.
Taxes:
All payments and benefits provided for in this Letter are subject to withholding for applicable income and payroll taxes or otherwise as required by law.
Any amounts payable under this Letter are intended to be exempt or excluded from the application of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”), or are otherwise intended to avoid the incurrence of tax penalties under Section 409A, and, with respect to amounts payable under this Letter that are subject to Section 409A, this Letter will in all respects be administered in accordance with Section 409A. For purposes of Section 409A, any right to a series of payments under this Letter, if any, will be treated as a right to a series of separate payments. In no event may you, directly or indirectly, designate the calendar year of payment of any amounts payable under this Letter.

Indemnification	Upon your start date, you will be enter into an Indemnification Agreement in the same form as applicable to other executive officers and directors of the Company. In addition, both during and after your employment by the Company, you will be entitled to the benefit of directors’ and officers’ insurance maintained by the Company, on terms no less favorable than any then-current directors and officers.

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Legal Fees	The Company will pay the legal fees reasonably incurred by you in connection with the negotiation and documentation of this Letter and related exhibits and agreements, within 30 days following presentation of invoices reasonably evidencing those fees.
Miscellaneous:
This Letter, together with the Annex attached hereto and the Executive Severance Agreement to be entered into with you, constitute the entire agreement between you and the Company regarding your employment with the Company and supersedes any and all oral or written employment or compensation agreements, term sheets or discussions between you and the Company or its affiliates.
This Letter does not constitute an employment contract with you for any specific period of time. Your employment will be at-will and both you and the Company have the right to terminate your employment at any time for any reason or no reason. In addition, the Company reserves the right to prospectively amend or terminate any of its compensation or benefit plans or programs at any time, in the sole discretion of the Company; provided that, for avoidance of doubt, the Company may not amend this Letter, the Executive Severance Agreement, any outstanding equity award agreement or any other individual agreement between you and the Company without your consent. All compensation, benefit, bonus, equity award and other such programs are governed by and subject to the official plan documents, award agreements and the Board or the Committee’s discretion.
You agree to comply fully with all policies and procedures in effect for employees and executives, in each case as currently in effect and as may be amended from time to time.
This Letter is contingent upon a successful completion of background checking and completion of references.
This Letter will be construed in accordance with and governed by the laws of the State of Ohio without regard to conflicts of law principles.

We are very much looking forward to you joining Bath & Body Works, Inc. We are excited about the important contributions that you will make to the Company and look forward to your acceptance of our offer. Please feel free call me with any questions. To accept, please sign below and return this letter to me promptly.
Sincerely,

/s/ Michael Morris

Michael Morris
Chair, Human Capital and Compensation Committee
Bath & Body Works, Inc.

Accepted and Agreed:

/s/ Gina Boswell
Name: Gina Boswell
Date: November 1, 2022

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EXHIBIT I
EXECUTIVE SEVERANCE AGREEMENT
THIS EXECUTIVE SEVERANCE AGREEMENT (this “Agreement”) is made and entered into as of _________, 2022 (the “Effective Date”), by and between Bath & Body Works, Inc. and on behalf of all of its subsidiaries and affiliates (collectively, the “Company”) and Gina Boswell (the “Executive”) (hereinafter collectively referred to as the “Parties”).
WHEREAS, the Executive currently serves as a key employee of the Company and the Executive’s services and knowledge are valuable to the Company; and
WHEREAS, in consideration of the Executive’s continued employment, the Company has determined that it is in its best interests to provide the Executive with the severance protections in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, IN CONSIDERATION of the foregoing, and in view of the promises and other good and valuable consideration described in this Agreement (the sufficiency and receipt of which are hereby acknowledged), the Parties agree as follows:
1.    Effective Date and Term of this Agreement. This Agreement shall be effective on the Effective Date and will remain in effect unless and until (i) the Executive’s employment with the Company is terminated by either Party in accordance with Section 2, and (ii) all payments and/or benefits to which the Executive is entitled under this Agreement, if any, have been made or provided to the Executive in accordance with the terms of this Agreement.
2.    Termination of Employment. The Executive’s employment with the Company shall terminate upon the earlier of: (i) automatically sixty (60) days after the Executive provides a Notice of Termination of the Executive’s resignation for any reason other than for Good Reason; (ii) thirty (30) days following the Executive providing a Notice of Termination indicating the existence of a condition(s) constituting Good Reason other than to the extent that such condition is cured; (iii) immediately upon the Executive’s Total Disability or death; (iv) automatically thirty (30) days after the Executive receives Notice of Termination from the Company of the Executive’s Termination without Cause; or (v) the date set forth in the Notice of Termination from the Company of the Executive’s termination of employment with the Company for Cause (collectively, the earliest of being the “Termination Date”). The Company may, in its sole discretion, waive all or any part of the notice periods set forth in subsection (i) or (iv) in the immediately preceding sentence and pay the Executive in lieu of any such waived period the compensation and other benefits that the Executive would have otherwise received in such period, but in either case the Executive or the Company, as applicable, will deliver such Notice of Termination.
3.    Non-Qualifying Termination.
(a)    Notwithstanding anything herein or in any other agreement to the contrary, if the Executive’s employment is terminated by the Company for Cause, the Company’s sole obligation shall be to pay the Executive the Accrued Amounts and the Executive shall not be entitled to severance benefits under this Agreement or any other agreement or severance plan, policy or program of the Company.
(b)    Notwithstanding anything herein or in any other agreement to the contrary, to the extent that the Executive experiences a Termination for any reason while a Company-led internal investigation into facts that could reasonably give rise to the Executive’s Termination for Cause is pending: (i) the Executive shall not be entitled to receive any severance
Exhibit I-1

benefits under this Agreement (other than the Accrued Amounts) or any other agreement or severance plan, policy or program of the Company; and (ii) the Executive shall not be entitled to vest in or receive any Variable Compensation in either case, unless and until the Company concludes its investigation with a finding that grounds for a Termination for Cause did not in fact exist, and only to the extent provided for under the terms of the applicable agreement, plan, policy or program.
(c)    If the Executive experiences a Termination by reason of the Executive’s death or if the Executive gives the Company a Notice of Termination other than for Good Reason, the Company’s sole obligation shall be to pay the Executive the Accrued Amounts.
(d)    If the Executive experiences a Termination by reason of the Executive’s Total Disability, the Company shall provide the Executive with the following: (i) the Accrued Amounts; and (ii) the Executive shall be entitled to receive disability benefits available under the Company’s long-term disability plan as then in effect, to the extent applicable.
4.    Severance Upon a Qualifying Termination Not Within the Protection Period. If the Executive experiences a Qualifying Termination not within the Protection Period, then, subject to Section 6, the Company shall provide the Executive with the following (collectively, the “Severance Benefits”):
(a)    The Accrued Amounts;
(b)    The Company shall continue to pay the Executive’s Base Salary for a period of two (2) years following the Qualifying Termination, less applicable withholding, payable as follows: (i) on the Company’s first regularly scheduled pay date falling on or after sixty (60) days from the Executive’s Termination Date, but in no event later than 2 ½ months following the Termination Date (the “First Payment Date”), the Company will pay the Executive, without interest, the number of missed payroll installments that would have been paid during the period beginning on the Termination Date and ending on the First Payment Date had the installments been paid on the Company’s regularly scheduled payroll dates, and (ii) each of the remaining installments shall be paid on the Company’s regularly scheduled pay dates during the remainder of such two (2)-year period;
(c)    The Company shall pay the Executive an amount equal two (2) years’ of COBRA premiums (based on the premium rate in effect on the Termination Date for the Executive and her spouse and eligible dependents) in a single lump sum payment less applicable withholding (“COBRA Payment”). The COBRA Payment shall be paid (i) on the First Payment Date and (ii) regardless of whether the Executive elects COBRA continuation coverage under the Company’s group health plan;
(d)    The Company shall pay the Executive any incentive compensation under the IC Plan as follows: (i) the incentive compensation that the Executive would have received for the season which includes the Executive’s Termination Date if the Executive had remained employed with the Company through the completion of such season, pro-rated to such Termination Date and based on actual performance; and (ii) the incentive compensation under the IC Plan that the Executive would have received if the Executive had remained employed with the Company for a period of two (2) years (i.e., the next four (4) seasons under the IC Plan) after the Termination Date based on actual performance, less applicable withholding, subject to the terms of the IC Plan. The foregoing payments shall be paid at the same time as payments under the IC Plan are typically paid, but in no event later than March 15th of the year following the year in which the applicable season is completed; and
Exhibit I-2

(e)    The treatment of any outstanding equity awards shall be determined as follows:
(i)    A pro-rata portion of the outstanding unvested equity awards that are held by the Executive as of the Termination Date and vest only based on the passage of time shall vest and be settled on the First Payment Date, which pro-rata vesting shall be determined by (A) multiplying (x) the number of shares subject to the award by (y) a fraction, the numerator of which is the number of complete months between the first day of the applicable time-based vesting period and the Termination Date, and the denominator of which is the aggregate number of months in the time-based vesting period, less (B) the number of shares subject to the award that had already vested pursuant to the award’s terms prior to the Termination Date, if any;
(ii)    A pro-rata portion of the outstanding unvested equity awards that are held by the Executive as of the Termination Date and vest based, at least in part, on the satisfaction of performance goals shall vest and be settled promptly following the end of the performance period, but in any event not earlier than the First Payment Date or later than the end of the calendar year in which the performance period ends, which pro-rata vesting shall be determined by (A) multiplying the number of shares that the Executive would have earned for the entire performance period based on the level of performance determined in accordance with the applicable plan and award agreements by (B) a fraction, the numerator of which is the number of complete months between the first day of the applicable performance period and the Termination Date, and the denominator of which is the aggregate number of months in the performance period (or vesting period, if longer);
(iii)    To the extent that any outstanding unvested equity award that is held by the Executive as of the Termination Date would vest at a greater percentage under the terms of the applicable plan and award agreement than as provided for under Sections 4(e)(i)-(ii), the terms of such award agreement shall instead determine the number of shares covered by such equity award that will vest under this Section 4(e), subject to Sections 4(e)(iv)-(v);
(iv)    Notwithstanding the foregoing, no equity awards that are outstanding as of the Termination Date will be forfeited during the three (3)-month period commencing upon the Termination Date, provided, that, (x) to the extent a Change in Control occurs during such three (3)-month period, any such equity awards that are outstanding and unvested as of the Change in Control will instead be treated in accordance with Section 5; and (y) to the extent a Change in Control does not occur during such three (3)-month period, any portion of the equity awards outstanding as of Termination Date that do not vest pursuant to Sections 4(e)(i)-(iii) shall be forfeited; and
(v)    To the extent that the payment or settlement of any equity awards in accordance with the foregoing would constitute an impermissible change in the time or form of payment under Section 409A of the Code, then such portion shall be payable at a time that would be permitted under Section 409A of the Code and that is as near as possible to the payment timing contemplated by the foregoing.
5.    Severance Upon a Qualifying Termination Within the Protection Period. If the Executive has a Qualifying Termination within the Protection Period, then, subject to Section 6, the Company will provide the Executive with the following (collectively, the “Change in Control Severance Benefits”):
(a)    The payments and benefits described in Sections 4(a), (b), and (c); provided, however, that if the Termination Date occurs during the portion of the Protection Period that occurs on or following a Change in Control, and such Change in Control is a Change in Control Event, then the total of the salary continuation amounts described in Section 4(b) will
Exhibit I-3

instead be paid to the Executive in a single lump sum, less applicable withholding, on the First Payment Date;
(b)    A payment equal to the sum of the incentive compensation payouts that the Executive actually received under the IC Plan for the four (4) completed seasons immediately preceding the Termination Date, with the amount of any payout that is prorated with respect to any seasonal incentive period in which the Executive was not employed by the Company for the entirety of such incentive period to be annualized (the “Bonus Amount”); provided, however, that if, as of the Executive’s Termination Date, the Executive has not been employed for a long enough period to have been eligible for four (4) seasons of incentive compensation payouts under the IC Plan, the seasonal target incentive award opportunity applicable to the Executive as of immediately prior to the Termination Date shall be used for purposes of calculating the Bonus Amount for any season during which the Executive was not eligible for a payout under IC Plan solely as a result of the Executive’s date of commencement of employment. The Bonus Amount shall be paid, less applicable withholding, in a lump sum cash payment on the First Payment Date;
(c)    A payment equal to the product of (i) the average of the incentive compensation payouts that the Executive actually received under the IC Plan for the four (4) completed seasons immediately preceding the Executive’s Termination Date, with the amount of any payout that is prorated with respect to any seasonal incentive period in which the Executive was not employed by the Company for the entirety of such incentive period to be annualized and, if, as of the Executive’s Termination Date, the Executive has not been employed for a long enough period to have been eligible for four (4) seasons of incentive compensation payouts under the IC Plan, then for purposes of such average, the seasonal target incentive award opportunity applicable to the Executive as of immediately prior to the Termination Date shall be used for any season in which the Executive was not eligible for a payout under IC Plan solely as a result of the Executive’s date of commencement of employment, multiplied by (ii) a fraction, the numerator of which is the number of days in the season (within the meaning of the IC Plan) in which the Termination Date occurs that elapsed through the Termination Date and the denominator of which is the total number of days in such season. The foregoing payment, less applicable withholding, shall be paid on the First Payment Date;
(d)    If any action at law, in equity, or arbitration, including an action for declaratory relief, is brought by the Executive to obtain or enforce any rights provided by this Section 5, the Company shall pay or reimburse the Executive for all documented legal fees and expenses reasonably incurred by the Executive in such action. Such amounts shall be paid or reimbursed on a monthly basis for expenses incurred in the preceding month; provided that the Executive will be required to promptly repay to the Company any amounts paid or reimbursed under this paragraph to the extent an arbitrator or court of competent jurisdiction determines that the Executive’s position in such action is frivolous or in bad faith; and
(e)    All of the outstanding and unvested equity awards held by the Executive immediately before such Qualifying Termination will immediately become fully vested and payable on the First Payment Date, provided that, to the extent that paying any portion of such amount in accordance with the foregoing would constitute an impermissible change in the time or form of payment under Section 409A of the Code, then such portion shall be payable at a time that would be permitted under Section 409A of the Code and that is as near as possible to the payment timing contemplated by the foregoing. To the extent that an equity award vests based on the achievement of performance goals, performance goals will be deemed to be achieved at target levels if less than one-third of the applicable performance period has elapsed as of the date of the Change in Control, otherwise performance goals will be deemed to be achieved at maximum levels.
Exhibit I-4

(f)    In the event that the Termination Date occurs during the portion of the Protection Period that precedes a Change in Control and the Executive has already commenced receiving payments and/or benefits under Section 4 prior to the Change in Control, then the Executive will be entitled to the payments and benefits under this Section 5 in lieu of any additional payments or benefits under Section 4, but only to the extent an equivalent payment and/or benefit has not already been paid or provided pursuant to Section 4.
6.    Release Requirement. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall not make or provide the Severance Benefits or the Change in Control Severance Benefits (in each case, other than the Accrued Amounts) or waive its rights under Section 7(e) unless the Executive timely executes and delivers to the Company a release of claims in favor of the Company, its affiliates and their respective officers and directors in a form provided by the Company (the “Release”) and such Release becomes effective and irrevocable within sixty (60) days following the Executive’s Termination Date. If the foregoing requirements are not satisfied by the Executive, then no Severance Benefits nor Change in Control Severance Benefits (in each case, other than the Accrued Amounts) shall be due to the Executive pursuant to this Agreement.
7.    Effect on Other Plans, Agreements and Benefits.
(a)    Any severance benefits payable to the Executive under this Agreement will be in lieu of and not in addition to: (i) any severance benefits to which the Executive would otherwise be entitled under any general severance policy or severance plan maintained by the Company or any agreement between the Executive and the Company that provides for severance benefits (for the avoidance, other than any special written retention agreements); and (ii) any salary continuation provided for under the Confidentiality, Noncompetition and Intellectual Property Agreement.
(b)    Any severance benefits payable to the Executive under this Agreement will not be counted as compensation for purposes of determining benefits under any other benefit policies or plans of the Company, except to the extent expressly provided therein.
(c)    The Executive’s entitlement to any other benefits not expressly referenced herein shall be determined in accordance with the applicable employee benefit plans then in effect.
(d)    The Executive expressly agrees that any amounts the Executive may owe to the Company as of the Termination Date may be deducted from the amounts that the Company would otherwise owe to the Executive under this Agreement, subject to the requirements of Section 409A of the Code.
(e)    Notwithstanding anything herein or in any other agreement to the contrary, if the Executive incurs a Termination for Cause, then all Variable Compensation shall be immediately canceled for no consideration.
(f)    The Executive will be subject to the Company’s clawback policies in effect from time to time, if such policies are also applicable to all other executive officers of the Company on the same terms.
8.    Section 280G of the Code.
(a)    Notwithstanding anything in this Agreement to the contrary, if the Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code) and the payments and benefits provided for in this Agreement, together with any other payments and benefits which the
Exhibit I-5

Executive has the right to receive from the Company or any other person, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in this Agreement will be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by the Executive from the Company and/or such person(s) will be $1.00 less than three (3) times the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by the Executive will be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better “net after-tax” economic position to the Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes).
(b)    The reduction of payments and benefits hereunder, if applicable, will be made by determining the Parachute Payment Ratio (as defined below) for each payment or benefit then reducing the total payments and benefits in order, beginning with the payment or benefit with the highest Parachute Payment Ratio. Payments or benefits with the same Parachute Payment Ratio will be reduced based on the time of payment, with the latest payments or benefits reduced first. Payments or benefits with the same Parachute Payment Ratio and the same time of payment will be reduced proportionately. For purposes of this Agreement, the term “Parachute Payment Ratio” shall mean a fraction, (a) the numerator of which is the value of the applicable payment or benefit, as calculated for purposes of Section 280G of the Code, and (b) the denominator of which is the intrinsic (i.e., economic) value of such payment or benefit.
(c)    The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary will be made applying principles, assumptions and procedures consistent with Section 280G of the Code by an accounting firm or law firm of national reputation that is selected for this purpose by the Company in its sole discretion (the “280G Firm”). In order to assess whether payments under this Agreement or otherwise qualify as reasonable compensation that is exempt from being a parachute payment under Section 280G of the Code, the 280G Firm or the Company may retain the services of an independent valuation expert.
(d)    If a reduced payment or benefit is made or provided in accordance with this Section 8 and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company used in determining if a “parachute payment” exists, exceeds $1.00 less than three (3) times the Executive’s base amount, then the Executive must immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 8 will require the Company to be responsible for, or have any liability or obligation with respect to, the Executive’s excise tax liabilities under Section 4999 of the Code.
9.    Arbitration and Class and Representative Action Waiver.
(a)    The Parties agree that, subject to Section 9(b), any controversy or claim between the Company and the Executive arising out of or relating to this Agreement or its termination shall be settled and determined by a single arbitrator whose award shall be accepted as final and binding upon the Parties. If the Executive initiates arbitration, the Executive will be responsible for paying one-half of the filing fee. Each Party will be responsible for their own attorney’s fees, subject to Section 5(d). The Parties shall jointly select an arbitrator from JAMS, Inc. (“JAMS”) or the American Arbitration Association (“AAA”) with at least ten (10) years of experience in employment disputes. The arbitration shall be conducted on a confidential basis by the AAA or JAMS and administered under their Employment Arbitration Rules, which are currently available at http://www.adr.org and http://www.jamsadr.com, respectively. The arbitrator shall have the authority to allow for appropriate discovery and exchange of information before a hearing, including, but not limited to, production of documents, information requests,
Exhibit I-6

depositions and subpoenas. Unless the arbitrator determines additional discovery is necessary to adequately arbitrate Executive’s claims, discovery shall be conducted in accordance with the then-current version of the Federal Rules of Civil Procedure. Those rules can be found at https://www.law.cornell.edu/rules/frcp. The arbitration shall take place in Columbus, Ohio. Notwithstanding the AAA or JAMS rules, all parties to the arbitration shall have the right to file a dispositive motion and shall not be required to seek permission from the arbitrator to do so. Any decision or award as a result of any such arbitration proceeding shall be in writing and shall provide an explanation for all conclusions of law and fact and shall include the assessment of costs, expenses, and reasonable attorneys’ fees. Judgment on the award may be entered in any court having jurisdiction.
(b)    This Arbitration provision does not include:
(i)    Any claim arising under or related to the Confidentiality, Noncompetition and Intellectual Property Agreement;
(ii)    A claim for workers’ compensation benefits;
(iii)    A claim for unemployment compensation benefits;
(iv)    A claim based upon the Company’s current (successor or future) employee benefits and/or welfare plans that contain an appeal procedure or other procedure for the resolution of disputes under this Agreement; and
(v)    A claim of sexual harassment, including hostile work environment, “sexual assault” (defined as actual or threatened unwelcomed touching of a sexual nature), gender discrimination, and retaliation related to same.
(c)    This Agreement also does not prevent the Executive from filing a claim or charge with a federal, state or local administrative agency, such as the Equal Employment Opportunity Commission, the National Labor Relations Board, or similar state or local agencies.
(d)    This Agreement does not prohibit those limited circumstances under which either Party finds it necessary to seek emergency or temporary injunctive relief, such as a preliminary injunction or a temporary restraining order, from a court that may be necessary to protect any rights or property of either Party pending the establishment of the arbitral tribunal or its determination of the merits of the dispute.
(e)    CLASS ACTION WAIVER. To the extent permissible by law, there shall be no right or authority for any dispute to be arbitrated as a class action or collective action (“Class Action Waiver”). THIS MEANS THAT, EXCEPT AS EXPLICITLY PROVIDED HEREIN, ALL DISPUTES BETWEEN THE PARTIES THAT ARISE, OR HAVE ARISEN, OUT OF EXECUTIVE’S EMPLOYMENT OR THE TERMINATION OF THE EXECUTIVE’S EMPLOYMENT SHALL PROCEED IN ARBITRATION SOLELY ON AN INDIVIDUAL BASIS, AND THAT THE ARBITRATOR’S AUTHORITY TO RESOLVE ANY DISPUTE AND TO MAKE WRITTEN AWARDS WILL BE LIMITED TO THE EXECUTIVE’S INDIVIDUAL CLAIMS.
(f)    REPRESENTATIVE ACTION WAIVER.  To the extent permissible by law, there shall be no right or authority for any dispute to be arbitrated as a representative action or as a private attorney general action, including but not limited to claims brought pursuant to the Private Attorney General Act of 2004, Cal. Lab. Code § 2698, et seq. (“Representative Action Waiver”).  THIS MEANS THAT, TO THE EXTENT CONSISTENT WITH APPLICABLE LAW, THE EXECUTIVE MAY NOT SEEK
Exhibit I-7

RELIEF ON BEHALF OF OTHERS IN ARBITRATION, INCLUDING BUT NOT LIMITED TO SIMILARLY AGGRIEVED EMPLOYEES.  THE ARBITRATOR’S AUTHORITY TO RESOLVE ANY DISPUTE AND TO MAKE WRITTEN AWARDS WILL BE LIMITED TO THE EXECUTIVE’S INDIVIDUAL CLAIMS.
(g)    The Parties agree that only a court of competent jurisdiction may interpret this Section 9 and resolve challenges to its validity and enforceability, including but not limited to the validity, enforceability and interpretation of the Class Action Waiver and Representative Action Waiver.  The arbitrator shall have no jurisdiction or power to make such determinations. The Federal Arbitration Act, 9 U.S.C. §§ 1-16, shall govern the interpretation and enforcement of the duty to arbitrate found in this Section 9 and all arbitration proceedings under this Agreement.
(h)    Any conflict between the rules and procedures set forth in either the JAMS or AAA rules and those set forth in this Agreement shall be resolved in favor of those in this Agreement.
(i)    The burden of proof at an arbitration shall at all times be on the Party seeking relief.
(j)    In reaching a decision, the arbitrator shall apply the governing substantive law applicable to the claims, causes of action and defenses asserted by the Parties, as applicable in Ohio. The arbitrator shall have the power to award all remedies that could be awarded by a court or administrative agency in accordance with the governing and applicable substantive law, including, without limitation, Title VII, the Age Discrimination in Employment Act, and the Family and Medical Leave Act.
(k)    The aggrieved Party must give written notice of any claim to the other Party within the applicable statute of limitations. The written notice shall describe the nature of all claims asserted and the facts upon which those claims are based, and shall set forth the aggrieved Party’s intention to pursue arbitration. The notice shall be mailed to the other Party by certified or registered mail, return receipt requested.
10.    Amendment. No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by the Executive and the Company.
11.    At-Will Employment. This Agreement does not alter the status of the Executive as an at-will employee of the Company. Nothing contained herein shall be deemed to give the Executive the right to remain employed by the Company or to interfere with the rights of the Company to terminate the employment of the Executive at any time, with or without Cause.
12.    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render such provision legal, valid and enforceable, and the other remaining provisions of this Agreement shall not be affected but shall remain in full force and effect. If a court of competent jurisdiction finds the Class Action Waiver and/or Representative Action Waiver in Section 9 is unenforceable for any reason, then the unenforceable waiver provision shall be severable from this Agreement, and any claims covered by any deemed unenforceable waiver provision may only be litigated in a court of competent jurisdiction, but the remainder of the Agreement shall be binding and enforceable.
Exhibit I-8

13.    Headings and Subheadings. Headings and subheadings contained in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the heading or subheading of any section or paragraph.
14.    Unfunded Obligations. The amounts to be paid to the Executive under this Agreement are unfunded obligations of the Company. The Company is not required to segregate any monies or other assets from its general funds with respect to these obligations. The Executive shall not have any preference or security interest in any assets of the Company other than as a general unsecured creditor.
15.    Notice. For the purposes of this Agreement, notices and all other communications provided for in this Agreement (including the Notice of Termination and a notice of a claim for which a Party seeks arbitration) shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered or certified mail, return receipt requested, postage prepaid, or upon receipt if overnight delivery service or facsimile is used, addressed as follows:
To the Executive:
At the most recent address contained in the Company’s personnel files.

To the Company:
Bath & Body Works, Inc.
Three Limited Parkway,
Columbus, Ohio 43230
Attn: Chief Legal Officer
16.    Successors and Assigns. The Company may assign its rights and obligations under this Agreement without the Executive’s consent: to (a) an affiliate of the Company, or (b) in the event that the Company shall hereafter effect a reorganization, consolidate with, or merge into, any other entity or person, or transfer all or substantially all of its properties, stock, or assets to any other entity or person, to the acquirer or resulting entity in such transaction. This Agreement will be binding upon any successor of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise) in the same manner and to the same extent that the Company would be obligated under this Agreement if no succession had taken place. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Executive, the Executive’s beneficiaries or the Executive’s legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal personal representative.
17.    Waiver. Any Party’s failure to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions, nor prevent any Party from thereafter enforcing each and every other provision of this Agreement.
18.    Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed to constitute one and the same original.
19.    Governing Law. Unless otherwise noted in this Agreement, this Agreement shall be construed in accordance with and governed by the laws of the State of Ohio without regard to conflicts of law principles.
20.    Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.
Exhibit I-9

21.    Section 409A of the Code. This Agreement is intended to either avoid the application of, or comply with, Section 409A of the Code. To that end, this Agreement shall at all times be interpreted in a manner that is consistent with Section 409A of the Code. Notwithstanding any other provision in this Agreement to the contrary, the Company shall have the right, in its sole discretion, to adopt such amendments to this Agreement or take such other actions (including amendments and actions with retroactive effect) as it determines is necessary or appropriate for this Agreement to comply with Section 409A of the Code. Further:
(a)    Any reimbursement of any costs and expenses by the Company to the Executive shall be made by the Company in no event later than the close of the Executive’s taxable year following the taxable year in which the cost or expense is incurred by the Executive. The expenses incurred by the Executive in any calendar year that are eligible for reimbursement shall not affect the expenses incurred by the Executive in any other calendar year that are eligible for reimbursement and the Executive’s right to receive any reimbursement shall not be subject to liquidation or exchange for any other benefit.
(b)    Any payment following a separation from service that would be subject to Section 409A(a)(2)(A)(i) of the Code as a distribution by reason of a separation from service of a “specified employee” (as defined under Section 409A(a)(2)(B)(i) of the Code) shall be made on the first to occur of (i) ten (10) days after the expiration of the six (6)-month period following such separation from service, (ii) death, or (iii) such earlier date that complies with Section 409A of the Code.
(c)    Each payment that the Executive may receive under this Agreement shall be treated as a “separate payment” for purposes of Section 409A of the Code.
(d)    Payments under this Agreement are intended to be exempt from the requirements of Section 409A of the Code to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. Any payments and benefits provided under this Agreement may be accelerated in time or schedule by the Company, in its sole discretion, to the extent permitted by Section 409A of the Code.
(e)    Notwithstanding anything in this Agreement to the contrary, in no event, shall the Company be liable for any tax, interest or penalty imposed on the Executive under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.
22.    Definitions. Capitalized terms used but not otherwise defined herein have the meanings set forth in this Section 22.
(a)    “2020 Stock Plan” means the Company’s 2020 Stock Option and Performance Incentive Plan, as amended from time to time.
(b)    “Accrued Amounts” means: (i) unpaid Base Salary through the Termination Date; (ii) unreimbursed business expenses incurred by the Executive on behalf of the Company during the term of their employment in accordance with the Company’s standard policies (including expense verification policies) regarding the reimbursement of business expenses, as the same may be modified from time to time; and (iii) any vested benefits pursuant to, and in accordance with, the terms of the Company’s then applicable plans and policies.
(c)    “Base Salary” means the Executive’s annual base salary in effect as of the Termination Date (without giving effect to any reduction resulting in a Qualifying Termination for Good Reason).
Exhibit I-10

(d)    “Cause” means, as determined by the Company in its sole discretion, that the Executive (i) was grossly negligent in the performance of the Executive’s duties with the Company (other than a failure resulting from the Executive’s incapacity due to physical or mental illness); (ii) has pled “guilty” or “no contest” to, or has been convicted of, an act which is defined as a felony under federal or state law; (iii) engaged in misconduct in bad faith that could reasonably be expected to materially harm the Company’s business or its reputation; or (iv) commits or engages in Subject Conduct. In the event of any of the conditions described above, the Company shall provide the Executive a Notice of Termination stating the grounds for immediate termination. Notwithstanding anything in this Agreement to the contrary, if the Executive’s experiences a Termination other than by the Company for Cause, the Company shall have the sole discretion to later use after-acquired evidence to retroactively re-characterize the prior Termination as a Termination for Cause if such after-acquired evidence supports such an action.
(e)    “Change in Control” means a “Change in Control” under the 2020 Stock Plan.
(f)    “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.
(g)    “Confidentiality, Noncompetition and Intellectual Property Agreement” means the written Confidentiality, Noncompetition and Intellectual Property Agreement or other similar agreement between the Executive and the Company as may be in effect from time to time.
(h)    “Good Reason” means (i) your failure to continue as Chief Executive Officer of the Company (or, in the event of a Change in Control, the resulting ultimate parent company); (ii) the assignment to the Executive of any duties materially inconsistent with and that constitute a material adverse change to the Executive’s duties, authority, responsibilities or reporting requirements or structure; (iii) the failure of the Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company within fifteen (15) days after a merger, consolidation, sale, or similar transaction; (iv) the Executive’s mandatory relocation to an office location more than fifty (50) miles from the Executive’s principal office location in the Columbus, Ohio area; (v) a reduction in the Executive’s annual base salary, target annual bonus opportunity or target annual equity award opportunity (other than any across the board reduction in annual base salary not to exceed 15% of the annual base salary (and corresponding decrease in target annual bonus opportunity) that applies uniformly to the Executive and similarly situated executives of the Company); (vi) the Company’s failure to renominate the Executive to the Company’s Board of Directors upon any expiration of her term of service as a member of the Board of Directors occurring during her employment; or (vii) any other material breach by the Company of any material agreement between the Company and the Executive. “Good Reason” shall not include acts taken by the Company by reason of the Executive’s physical or mental infirmity which impairs the Executive’s ability to substantially perform their duties. Notwithstanding the foregoing provisions of this definition, any assertion by the Executive of a termination for Good Reason shall not be effective unless all of the following conditions are satisfied: (x) the Executive has provided a Notice of Termination to the Company indicating the existence of the condition(s) providing grounds for termination for Good Reason within sixty (60) days of the initial existence of such condition becoming known (or should have become known) to them; (y) the condition(s) specified in such notice must remain uncorrected by the Company for thirty (30) days following the Company’s receipt of such written notice; and (x) the Executive terminates employment immediately following the expiration of such thirty-day (30) period. For avoidance of doubt, if the Executive resigns for the Good Reason described about in clause (v), the severance payments
Exhibit I-11

described in Sections 4 and 5 of this Agreement (as applicable) will be calculated without regard to any reduction in the Executive’s annual base salary and/or target annual bonus opportunity giving rise to such Good Reason.
(i)    “IC Plan” means the incentive compensation plan of the Company in which the Executive participates as of the Termination Date.
(j)    “Notice of Termination” means a written notice that (i) indicates the specific termination provision in this Agreement relied upon, if applicable, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the Executive’s Termination under the provision so indicated, and (iii) if the Termination Date is other than the date of receipt of such notice, specifies the Termination Date.
(k)     “Protection Period” means, (i) the period beginning three (3) months prior to a Change in Control and ending twenty-four (24) months following a Change in Control.
(l)    “Qualifying Termination” means the Executive’s Termination either: (i) by the Company without Cause; or (ii) by the Executive for Good Reason.
(m)    “Subject Conduct” means sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing or a violation of any policy of the Company relating to sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing.
(n)    “Termination” means the Executive’s termination of employment with the Company, for any reason, whether voluntary or involuntary, provided that such termination constitutes a “separation from service” as defined and applied under Section 409A of the Code.
(o)    “Total Disability” means “total disability” as defined in the Company’s long-term disability plan as in effect from time to time.
(p)    “Variable Compensation” means any cash-based performance or incentive award paid by or any equity or equity-based compensation awarded by the Company, including, but not limited to, under the 2020 Stock Plan (and any successor thereto) and the IC Plan.
[Signature Page Follows]

Exhibit I-12

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Executive has executed this Agreement as of the date(s) set forth below to be effective as of the Effective Date.
                            DATE

___________________________            _______________________

BATH & BODY WORKS, INC.            DATE

By: _______________________            ________________________

Title: Executive Chair and Interim
Chief Executive Officer

[Signature Page to Executive Severance Agreement]

Exhibit I-13

ANNEX A
Confidentiality, Non-Competition and Intellectual Property Agreement
Exhibit I-14

CONFIDENTIALITY, NON-COMPETITION AND
INTELLECTUAL PROPERTY AGREEMENT
As Chief Executive Officer of Bath & Body Works, Inc. (together with its subsidiaries and affiliates, the “Company”), I have access to or may develop trade secrets, intellectual property, and other confidential or proprietary information (“Confidential Information”) of the Company.
THEREFORE, in consideration of my employment or continued employment with the Company and my right to participate in certain Company incentive plans and in recognition of the highly competitive nature of the business conducted by the Company, I agree as follows:
1.    I will at all times during and after my employment with the Company faithfully hold the Company’s Confidential Information in the strictest confidence, and I will use my best efforts and highest diligence to guard against its disclosure to anyone other than as required in the performance of my duties to the Company. I will not use Confidential Information for my personal benefit or for the benefit of any competitor of the Company or other person. I understand that Confidential Information includes all information and materials relating to Intellectual Property, as defined below, the Company’s trade secrets and all information relating to the Company that the Company has not made available to the public. By way of example, Confidential Information includes information about the Company’s products, formulas, designs, processes, advertising, marketing, promotional plans, technical procedures, strategies, financial information, and many other types of information and materials. Upon termination of my employment with the Company, regardless of the reason for such termination, I will return to the Company all documents and other materials of any kind that contain Confidential Information. I will not use any confidential information of any third party, including any prior employer, in the course of my work for the Company.
This provision does not prohibit me from cooperating with the EEOC or any other state or local fair employment practices agency; from reporting possible violations of federal or state law or regulations to any governmental entity, including but not limited to the Department of Justice and the Securities and Exchange Commission; from making other disclosures protected under applicable whistleblower provisions of federal or state law or regulations; or from disclosing the underlying facts and circumstances of allegations of discrimination, sexual harassment or retaliation. I acknowledge that, under the federal Defend Trade Secrets Act, 18 U.S.C. § 1833, (1) an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (i) is made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (2) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.
2.    During my employment with the Company, and if I leave the Company for any reason whatsoever, then for a period of twelve (12) months after my separation from the Company, I will not directly or indirectly solicit, induce or attempt to influence any associate to leave the employment of the Company, nor will I in any way assist anyone else in doing the things I myself cannot do. Further, I agree that during my employment with the Company, and for a period of twelve (12) months after my separation from the Company for any reason whatsoever, I will not directly or indirectly recruit, solicit or otherwise induce or attempt to influence any customer, supplier, sales representative, lender, lessor, lessee or any other person having a business relationship with the Company to discontinue or reduce the extent of that relationship, nor will I in any way assist anyone else in doing the things I myself cannot do.
3.    I agree that all inventions, designs, original works of authorship, and ideas conceived, produced, created, or reduced to practice, either solely or jointly with others, during my employment with the Company, including those developed on my own time, which relate to or are useful in the Company’s business (“Intellectual Property”) shall be owned solely by the Company. I understand that whether in preliminary or final form, such Intellectual Property includes, for example,
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all ideas, inventions, discoveries, designs, creative works, formulas, innovations, improvements, trade secrets, and other intellectual property. All Intellectual Property is either work made for hire for the Company within the meaning of the U. S. Copyright Act, or, if such Intellectual Property is determined not to be work made for hire, then I hereby and herein irrevocably assign all right, title and interest in and to the Intellectual Property to the Company, including, but not limited to, all copyrights, patents, and/or trademarks. I agree it is in and will remain in the company’s sole discretion as to whether any or all of the Intellectual Property should be protected including, but not limited to, by registering it with any patent, trademark, and/or copyright office. I will, without any additional consideration, execute all documents and take all other actions needed to convey my complete ownership of the Intellectual Property to the Company so that the Company may own and protect such Intellectual Property and obtain patent, copyright and trademark registrations for it. I agree to provide reasonable assistance to the Company in the event the Company decides to pursue patent, trademark, and/or Copyright protection for the Intellectual Property or in the event the Company needs to engage in enforcement actions with respect to the Intellectual Property. I agree that the Company may alter or modify the Intellectual Property at the Company’s sole discretion, and I waive all right to claim or disclaim authorship. I represent and warrant that any Intellectual Property that I assign to the Company, except as otherwise disclosed in writing at the time of assignment, will be my sole, exclusive, original work. I confirm that I have not previously invented any Intellectual Property, or I have advised the Company in writing of any prior inventions or ideas.
4.    If I leave the Company for any reason whatsoever, then for a period of twelve (12) months after my separation from the Company, I will not, directly or indirectly, work for or contribute to the efforts of any business organization that competes in the United States, or plans to compete in the United States, with the Company or its products. I understand that the Company at its sole discretion may waive this provision or shorten the twelve (12) month period by giving me a written waiver.
5.    I understand that the Company is entitled, in addition to other remedies, to obtain an injunction against any potential or actual violation of this Agreement. Further, I understand that nothing in this Agreement shall cancel or modify any right I have to receive compensation upon my termination of employment that has been agreed to in any previous agreement.
6.    I agree that the Company may assign this Agreement without my consent, and agree that the rights of the Company hereunder shall inure to the benefit of its successors and assigns. I may not assign this Agreement, as the obligations hereunder are personal to me.
7.    This Agreement cannot be modified unless the Company agrees in writing and this Agreement will be governed by and interpreted in accordance with Ohio law.
8.    This Agreement supersedes any prior versions of a confidentiality, noncompetition and intellectual property agreement I may have signed during my employment.

Date:    November __, 2022
            Gina Boswell

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